UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 3, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: July 3, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors passenger vehicles sales impacted by consumer sentiments pre-GST; Commercial Vehicle business on an upturn

Mumbai, July 1, 2017: Mixed consumer sentiments in June 2017 towards the implications of GST have impacted the passenger vehicles business sales, while the commercial vehicles business grew on month-on month basis, due to BS4 production ramp-up.

Tata Motors passenger and commercial vehicles total sales (including exports) in June 2017 were at 40,358 vehicles, lower by 9% over 44,525 vehicles sold in June 2016. The company's domestic sales of Tata commercial and passenger vehicles for June 2017 were at 36,854 vehicles, lower by 5% over 38,718 vehicles sold in June 2016.

Domestic - Commercial Vehicles

Tata Motors Commercial Vehicles domestic business reported sales of 25,678 nos., lower by 2% over June 2016 but continues to grow month-on-month on the back of ramp up of BS4 production, across segments. Tata Motors has also strived to establish the BS4 vehicles with its new advanced SCR technology and customers are beginning to see the benefit of this technology which delivers good performance and class-leading fuel efficiency.

The M&HCV segment witnessed pick-up in demand and availability because of production ramp up in June. Markets shifting to rated load operations have increased demand for 37tonnes and 49 tonnes vehicles. While M&HCV business grew by 1% in June 2017 at 7,689 nos., over 7,637 sales in June 2016, the I&LCV truck segment grew by 1% at 2,628 mos., over 2605 vehicles sold in June 2016, on the back of good response to the new Ultra range in I&LCV segment.

The SCV cargo and pickup segment continued the growth momentum at 11,038 nos., higher by 10% over 10,029 units in June 2016 due to good response to the Xenon Yodha and the XL range of SCV.

Domestic - Passenger Vehicles

In June 2017, Tata Motors passenger vehicles sales were impacted by the mixed reactions towards GST resulting in low buying sentiments. The passenger vehicle business recorded sales of 11,176 nos., lower by 10%, over 12,482 nos. in June 2016. This drop in volume is seen temporary and will be recovered in the quarter to come based on 11% growth in April-June 2017 quarter compared to the last year.

Exports

The company's sales from exports were at 3,504 nos. in June 2017, a decline of 40% compared to 5,807 vehicles sold in June 2016 owing to supply constraints.

-Ends-

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 269,850 crores in 2016-17. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.